Bionomics Limited

03007076

19 February 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL RECEIVED PROCESSING
FEB 25 2003
WASH. D.C. 207 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

per: Jill Mashado
Company Secretary

dlw 3/4

82-34682

Bionomics Limited

19 February 2003

Dear Shareholder

Bionomics Limited ("Bionomics") is pleased to announce an opportunity for shareholders to participate in capital raising initiatives of the Company through a Share Purchase Plan ("SPP").

You are eligible to participate in the SPP if you were a registered holder of fully paid ordinary shares in Bionomics on 18 February 2003 with a registered address in either Australia or New Zealand.

Additional equity is required to fast track the discovery of better drugs to treat epilepsy. Our discovery process will utilize Bionomics' proprietary ionX™ discovery platform and epilepsy genetics intellectual property. Bionomics ionX™ platform is at the cutting edge of drug discovery. Shareholder funds will be supplemented in this program following the award of an R&D START Grant of $2.9 million over 2 years, which was announced on 19 February 2003. The award of the grant is an endorsement of the commercial potential of the ionX™ platform to deliver new treatments for epilepsy.

In providing this opportunity it is appropriate that I briefly update you on progress in Bionomics' flagship epilepsy program and in our ionX™ discovery platform.

- On 9 September 2002, Bionomics announced a world first with the development of an animal model representative of inherited human epilepsy, incorporating Bionomics' epilepsy gene discoveries. This animal model forms an important component of Bionomics' ionX™ platform for the discovery and development of drugs to meet central nervous system ("CNS") disorders such as epilepsy, schizophrenia, Alzheimer's disease and Parkinson's disease - conditions which currently have a need for new treatments and which represent substantial market opportunities.

- On 1 October 2002, Bionomics announced that it had signed a development collaboration and licence agreement with Nanogen Inc., a leading provider of molecular diagnostic products, incorporating Bionomics' epilepsy gene discoveries in the development of the world's first molecular diagnostic test for epilepsy.

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au
Web Address www.bionomics.com.au **ABN** 53 075 582 740

- Key aspects of Bionomics' epilepsy research have been published in the influential US science journal, 'Proceedings of the National Academy of Science'.

- The Company now has a total of 6 international patent applications for its epilepsy gene discoveries. These patent applications cover changes in ion channels. Ion channels are important regulators of the flow of electrical current in the brain. They are also highly valued drug targets.

The market for drug candidates for pharmaceutical development is currently strong. Pharmaceutical companies require new drugs supported by strong proprietary positions for their development pipelines in order to sustain growth in revenues. Bionomics' ionX™ drug discovery and development platform provides a global competitive advantage to Bionomics in the discovery and development of novel drugs. Development of an in-house drug discovery team will maximise the value to shareholders of the investments made in Bionomics' R&D to date by leveraging the ionX™ platform to meet the market demand for new drug candidates.

Currently there is a serious gap in the market for new drugs to treat epilepsy. Existing drugs are old, off-patent, and not well tolerated. World Health Organisation statistics show up to 30 percent of patients do not respond adequately to existing drugs and against this backdrop, the development of the ionX™ drug discovery platform for epilepsy is both a commercial and R&D milestone for the Company. Through our gene discoveries which underpin the ionX™ platform, we may have the opportunity to widen our target market from epilepsy to address the broader market for CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at greater than US$50 billion. The epilepsy sector comprises approximately four million patients globally and 180,000 new cases are diagnosed in the US alone each year. The global epilepsy market is valued at US$5 billion per annum with 17% annual growth.

As shareholders are aware Bionomics and Johnson and Johnson Research Pty Ltd (JJR) have concluded a year long collaboration. Bionomics is free to commercialise the outcomes of the collaboration which added substantial value to three of our proprietary targets. Other developments in our Angene™ discovery platform, which now comprises some 160 novel genes and our NeoVascMouse, have attracted worldwide interest, offering other potential commercialisation avenues.

The SPP provides an opportunity for you to buy additional ordinary shares in Bionomics at the price of 30 cents per share, to a maximum of $5,000 per shareholder. The price of Bionomics shares at the close of trade on the day preceding the date of this offer was 34 cents per share.

The price of each share offered under the SPP was determined from the weighted average market price of all Bionomics shares sold during the ordinary

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course of trading on ASX over the 5 day trading period ended 17 February 2003, reduced by a discount of 14.6%.

Shareholders will not pay any brokerage or other transaction costs in relation to purchase of Bionomics shares under the SPP. Bionomics will pay a 2% handling fee on valid applications to any Participating Organisation of the Australian Stock Exchange whose stamp appears on the Application Form.

Bionomics expects to pay the handling fee to each Participating Organisation following the close of the issue.

If you are eligible to purchase shares under the SPP, you may select one of the following alternatives:

Offer A	3,333 shares	Total amounts payable at A$0.30 per share	$999.90
Offer B	10,000 shares	Total amounts payable at A$0.30 per share	$3,000.00
Offer C	16,666 shares	Total amounts payable at A$0.30 per share	$4,999.80

This SPP offer complies with the Australian Securities and Investments Commission Class Order 02/832.

Under that Class Order, you may only apply for a maximum number of 16,666 shares, even if you receive more than one offer from us (for example, because you are a joint holder of shares or because you hold more than one shareholding under separate share accounts). Bionomics reserves the right to reject any application for shares where it believes this rule has not been complied with.

You should note that the market price of Bionomics shares may rise or fall between the date of this offer and the date when we allot the shares to you. This means that the price you pay per share under this offer may exceed the price of Bionomics shares at the time the shares are allotted to you under the SPP.

Accordingly, you should seek your own financial advice in relation to this offer and your participation in the SPP.

The offer will close at 5.00pm (AEST) on 21 March 2003.

This letter and the enclosed Application Form set out the terms and conditions of the offer under the SPP. By making an application to purchase shares under the SPP, you will have agreed to be bound by these terms and conditions and the Constitution of Bionomics.

If you wish to apply for any shares under the SPP, you should complete the enclosed Application Form and forward it to our Share Registry with your payment by Cheque made payable to "Bionomics Limited Share Purchase Plan".

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Applications received after 21 March 2003 will not be accepted. If the exact amount of money is not tendered with the Application Form, Bionomics reserves the right to return your Application Form and Cheque and not allot any shares to you.

Participation in the SPP is entirely at your option. The offer under the SPP is non-renouncable. This means you cannot transfer your right to purchase shares under the SPP to anyone else.

All new shares issued under the SPP will rank equally with existing fully paid ordinary shares in Bionomics at the date of allotment (expected to be 31 March 2003) and will carry the same voting rights, dividend rights and other entitlements at the allotment date.

It is anticipated that any shares allotted to you under the SPP will be quoted on the Australian Stock Exchange Limited on or about 31 March 2003 and you should receive your holding statement or confirmation advice shortly after this date.

If you have any questions in respect of the SPP, please contact your stockbroker or financial adviser or Bionomics' share registry at:

Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA 5000
Telephone 1300 556 161 (within Australia)
61 3 9615 5970 (outside Australia)
Facsimile (08) 8236 2305

Yours sincerely

Fraser Ainsworth AM
Chairman

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Bionomics Limited

ABN 53 075 582 740

APPLICATION FORM

[redacted]

A | Offer Choice and Payment Instructions

Members eligible to participate in the BIONOMICS Share Purchase Plan ("**SPP**") may select **one only** of the following offers to purchase shares in Bionomics Limited ("Bionomics"):

	Number of Shares which may be purchased	***Total amount payable @A$0.30 per share***
Offer A	3,333 shares	A$999.90
Offer B	10,000 shares	A$3,000.00
Offer C	16,666 shares	A$4,999.80

I/We wish to apply for the number of shares set out below in accordance with the terms and conditions of the Bionomics Share Purchase Plan, as set out in the accompanying letter dated 19 February 2003.

Indicate your choice below by marking one box only.

☐ Offer A – 3,333 shares A$999.90 ☐ Offer B – 10,000 shares A$3,000.00 ☐ Offer C – 16,666 shares A$4,999.80

Record cheque details below

Drawer	Cheque number	BSB number	Account number	Amount A$

a) Payments may only be made by cheque in Australian dollars and drawn on an Australian Financial Institution within Australia. Please make the cheque payable to **"Bionomics Limited Share Purchase Plan"** and crossed "Not Negotiable". Please ensure that you submit the correct amount. Incorrect payments may result in your application being rejected.
b) Payments must be made via cheque accompanying the Application Form.
c) *Cash will not be accepted via the mail or at the Bionomics Share Registry.*
d) Ensure that your Application form and cheque reach Computershare Investor Services Pty Limited by the closing date of the Offer being no later than 5.00pm (AEST) on 21 March 2003.

B | Contact Details

Please provide a telephone number and contact name in case we need to contact you

Home telephone number	Work telephone number	Contact name

C | Certification and Acknowledgments

By lodging this form with your cheque you confirm that you have read, understood and agreed to the terms and conditions of the SPP. You certify that the total cost of all shares purchased by you (including through joint and beneficial holdings) under this offer, and any similar offer made by Bionomics in the 12 months prior to this application, does not exceed A$5,000.

NO SIGNATURE IS REQUIRED ON THIS FORM THIS OFFER IS NON-RENOUNCEABLE

Application Forms and cheques must be received no later than 5.00pm (AEST) on 21 March 2003 at:

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
ADELAIDE SA 5000

You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SPP.
Bionomics may settle, in any manner it thinks fit, any dispute or anomalies which may arise in connection with or by reason of the operation of the SPP, whether generally or in relation to any applicant or application of shares. The decision of Bionomics will be conclusive and binding on all persons to whom the determination relates. Bionomics reserves the right to waive compliance with any provision of the SPP terms and conditions, or to vary those terms and conditions if required to comply with the ASX Listing Rules.

Bionomics Limited

19 February 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
19 February 2003

BIONOMICS RECEIVES $2.9m FUNDING FOR CNS DRUG DISCOVERY PROGRAM

Bionomics (ASX:BNO, US OTC:BMICY) today announced that it has been awarded a Federal Government R&D Start Grant of $2.872 million to undertake a drug discovery program incorporating its epilepsy gene discoveries.

The R&D Start Grant program is a highly competitive, merit-based program granting up to 50 per cent of program costs and is aimed at supporting research and development activities with high commercial potential.

The R&D Start Grant provides Bionomics with a significant cash boost to advance its epilepsy gene discoveries into a program for the discovery of new drugs to treat a range of central nervous system (CNS) disorders, including epilepsy, schizophrenia and anxiety.

"The award of this R&D Start Grant supports Bionomics' activities towards developing new treatments for serious CNS conditions including epilepsy," said Bionomics' CEO and Managing Director, Dr Deborah Rathjen. "Bionomics' drug discovery program is designed to utilise the power of Bionomics' ionX™ platform to maximise the commercial value of Bionomics' gene discoveries in this field".

Bionomics has identified almost 200 genes and gene variations in patients with common forms of epilepsy. These genes are in a class of molecules called ion channels, which are valuable drug targets for a range of CNS disorders. Bionomics' world-first animal model of human inherited epilepsy will also be incorporated in the drug discovery program.

"We are obviously very pleased with the award of this R&D Start Grant, as it represents recognition of the value of our ionX™ platform and its potential for developing next generation CNS drugs. This is complementary to the substantial international interest we have seen in our ionX™ platform," Dr Rathjen said.

The products expected to arise from the program will include lead drug candidates, which will be available for further development by Bionomics or by its biopharmaceutical and pharmaceutical partners.

"The market for drug candidates for pharmaceutical development is currently strong. Pharmaceutical companies require new drugs supported by strong proprietary positions for their development pipelines. Bionomics' ionX™ platform provides a global competitive advantage to Bionomics in the discovery and development of novel drugs, and Bionomics will leverage this grant funding to realise its competitive advantage and maximise value to shareholders of their investments in Bionomics."

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About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The company has an American Depository Receipts (ADRs) program on the US NASDAQ exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007. The epilepsy sector comprises approximately four million patients globally and 180,000 new cases are diagnosed in the US alone each year.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR FRANCIS PLACANICA
VICE PRESIDENT, BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104

Or visit the Bionomics website on www.bionomics.com.au